Filed pursuant to Rule
424(b)(3)

File No. 333-236669
PIMCO FLEXIBLE CREDIT INCOME FUND
(the “Fund”)
Supplement dated March 28, 2025 to the Fund’s Prospectus and Statement of Additional
Information dated October 31, 2024, each as supplemented from time to time
(respectively, the “Prospectus” and the “SAI”)
This supplement contains information that amends, supplements or modifies certain information contained in the Prospectus and the SAI. This supplement also supersedes any relevant information to the contrary in the Prospectus and the SAI. Capitalized terms used in this supplement have the same meanings as in the Prospectus and SAI, unless otherwise stated herein.
Effective April 1, 2025 (the “Effective Date”), the investment management agreement (the “Investment Management Agreement”) between the Fund and Pacific Investment Management Company LLC (“PIMCO” or “Investment Manager”) has been amended such that the fee payable to PIMCO thereunder will be as follows on and after the Effective Date:
Pursuant to the Investment Management Agreement, the Fund has agreed to pay the Investment Manager an annual fee, payable monthly, in an amount equal to the lesser of (i) 1.30% of the Fund’s average daily “total managed assets” (as defined in the section entitled “Management of the Fund” in the Prospectus) and (ii) 1.75% of the Fund’s average daily net assets (excluding daily net assets attributable to any preferred shares of the Fund that may be outstanding).
As of the Effective Date, the following replaces the first paragraph in the section of the Prospectus entitled “Summary of Fund Expenses”:
This table is intended to assist investors in understanding the various costs and expenses directly or indirectly associated with investing in the Fund. The table and the expense example are based on the Fund’s capital structure as of June 30, 2024 and reflect the amendment to the Investment Management Agreement (as defined below), effective as of April 1, 2025. You may qualify for sales charge discounts on
Class A-2
and/or
Class A-4
Common Shares of the Fund if you and your family invest, or agree to invest in the future, in a certain amount of
Class A-1,
Class A-2,
Class A-3
and/or
Class A-4
common shares of the Fund (to the extent available) or other eligible closed-end
interval funds that are sponsored by PIMCO. More information about these and other discounts is available in the “Plan of Distribution—Share Classes” section on page 109 of this prospectus, Appendix B to this prospectus (Financial Firm-Specific Sales Charge Waivers and Discounts) or from your financial advisor.
As of the Effective Date, the following replaces the Annual Fund Operating Expenses table and the expense example in the section of the Prospectus entitled “Summary of Fund Expenses”:
Annual Fund Operating Expenses (as a percentage of net assets attributable to Common Shares (reflecting average leverage attributable to reverse repurchase agreements representing approximately 40.15% of the Fund’s average total managed assets or 67.09% of the Fund’s average net assets attributable to common shares)):

	Institutional Class	Class A-1	Class A-2	Class A-3	Class A-4
Management Fees (1)	1.75%	1.75%	1.75%	1.75%	1.75%
Distribution and/or Service (12b-1) Fees	N/A	0.50%	0.50%	0.75%	0.75%
Interest Payments on Borrowed Funds (2)(3)	4.42%	4.42%	4.42%	4.42%	4.42%
Other Expenses (4)	0.01%	0.01%	0.01%	0.01%	0.01%
Total Annual Fund Operating Expenses	6.18%	6.68%	6.68%	6.93%	6.93%

1
Management fees include fees payable to the Investment Manager, pursuant to an investment management agreement (“Investment Management Agreement”), for advisory services and for supervisory, administrative and other services. The Fund pays for the advisory, supervisory and administrative services it requires under what is essentially an all-in
fee structure (the “unified management fee”). The Fund (and not PIMCO) is responsible for certain fees and expenses, which are reflected in the table above, that are not covered by the unified management fee under the Investment Management Agreement. Please see “Management of the Fund—Investment Management Agreement” for an explanation of the unified management fee and definition of “total managed assets” and “net assets.”

2
Reflects the Fund’s use of leverage in the form of reverse repurchase agreements averaged over the fiscal year ended June 30, 2024, which represented 40.15% of the Fund’s average total managed assets, including assets attributable to such leverage) (or 67.09% of the Fund’s average net assets attributable to common shares), as of that date, at an estimated annual interest rate cost to the Fund of 6.30%, which is the weighted average interest rate cost during the fiscal year ended June 30, 2024. See “Use of Leverage—Effects of Leverage.” The actual amount of interest expense borne by the Fund will vary over time in accordance with the level of the Fund’s use of leverage and variations in market interest rates. Borrowing expense is required to be treated as an expense of the Fund for accounting purposes. Any associated income or gains (or losses) realized from leverage obtained through such instruments is not reflected in the Annual Expenses table above, but would be reflected in the Fund’s performance results.

3
“Interest Payments on Borrowed Funds” is borne by the Fund separately from the management fees paid to PIMCO. Excluding such expense, Total Annual Fund Operating Expenses are 1.76%, 2.26%, 2.26%, 2.51% and 2.51% for Institutional Class,
Class A-1,
Class A-2,
Class A-3
and
Class A-4
shares, respectively. Interest expense is calculated and presented equally across all share classes. As a result, Total Annual Fund Operating Expenses may not match the Ratio of Expenses to Average Net Assets for certain share classes, as set forth in the Financial Highlights table of the Fund’s prospectus, because the Ratio of Expenses to Average Net Assets is calculated based on the average net assets of the applicable share class.

4	“Other Expenses” are based on estimated amounts for the current fiscal year.
Example
As required by relevant SEC regulations, the following example illustrates the expenses (including any applicable sales charge) that you would pay on a $1,000 investment in the Common Shares, assuming a 5% annual return
(1)
:
If you redeem your shares at the end of each period:

	1 Year	3 Years	5 Years	10 Years
Institutional Class	$61	$182	$300	$583
Class A-1	$66	$195	$320	$614
Class A-2	$104	$220	$341	$626
Class A-3	$69	$202	$330	$630
Class A-4	$107	$226	$350	$641
If you do not redeem your shares:

	1 Year	3 Years	5 Years	10 Years
Class A-2	$94	$220	$341	$626
Class A-4	$97	$226	$350	$641

1
The example above should not be considered a representation of future expenses. The example reflects the amendment to the Investment Management Agreement, effective as of April 1, 2025. Actual expenses may be higher or lower than those shown. The example assumes that the estimated Interest Payments on Borrowed Funds and Other Expenses set forth in the Annual Fund Operating Expenses table are accurate, that the Total Annual Fund Operating Expenses (as described above) remain the same for all time periods shown and that all dividends and distributions are reinvested at NAV. Actual expenses may be greater or less than those assumed. Moreover, the Fund’s actual rate of return may be greater or less than the hypothetical 5% annual return shown in the example. In addition to the fees and expenses described above, you may also be required to pay transaction or other fees on purchases of Institutional Class,
Class A-1,
Class A-2, Class
A-3
or
Class A-4
Common Shares of the Fund, which are not reflected in the example.

As of the Effective Date, the first paragraph under the section of the Prospectus titled “Investment Management Agreement” is hereby deleted in its entirety and replaced with the following:
Pursuant to an investment management agreement between the Investment Manager and the Fund (the “Investment Management Agreement”), the Fund has agreed to pay the Investment Manager an annual fee, payable monthly, in an amount equal to the lesser of (i) 1.30% of the Fund’s average daily “total managed assets” (as defined below) and (ii) 1.75% of the Fund’s average daily net assets (excluding daily net assets attributable to any preferred shares of the Fund that may be outstanding). “Total managed assets” means the total assets of the Fund (including assets attributable to any reverse repurchase agreements, dollar rolls/buybacks, borrowings and preferred shares that may be outstanding) minus accrued liabilities (other than liabilities representing reverse repurchase agreements, dollar rolls/buybacks and borrowings). For purposes of calculating “total managed assets,” the liquidation preference of any preferred shares outstanding is not considered a liability. By way of clarification, with respect to any reverse repurchase agreement, dollar roll or similar transaction, “total managed assets” include any proceeds from the sale of an asset of the Fund to a counterparty in such a transaction, in addition to the value of the underlying asset as of the relevant measuring date. In addition, for purposes of calculating “total managed assets,” the Fund’s derivative investments will be valued based on their market value. Average daily net asset value includes total assets of the Fund minus accrued liabilities. For purposes of calculating the Fund’s management fee, the Fund’s “average daily net assets” shall not include daily net assets attributable to any preferred shares of the Fund that may be outstanding.
As of the Effective Date, the tenth and eleventh paragraphs under the section of the SAI titled “Investment Management Agreement” are hereby deleted in their entirety and replaced with the following:
Pursuant to the Investment Management Agreement, the Fund has agreed to pay the Investment Manager an annual fee, payable monthly, in an amount equal to the lesser of (i) 1.30% of the Fund’s average daily “total managed assets” (as defined in the section entitled “Management of the Fund” in the Prospectus) and (ii) 1.75% of the Fund’s average daily net assets (excluding daily net assets attributable to any preferred shares of the Fund that may be outstanding). “Total managed assets” means the total assets of the Fund (including assets attributable to any reverse repurchase agreements, dollar rolls/buybacks, borrowings and preferred shares that may be outstanding) minus accrued liabilities (other than liabilities representing reverse repurchase agreements, dollar rolls/buybacks and borrowings). For purposes of calculating “total managed assets,” the liquidation preference of any preferred shares outstanding is not considered a liability. By way of clarification, with respect to any reverse repurchase agreement, dollar roll or similar transaction, “total managed assets” includes any proceeds from the sale of an asset of the Fund to a counterparty in such a transaction, in addition to the value of the underlying asset as of the relevant measuring date. In addition, for purposes of calculating “total managed assets,” the Fund’s derivative investments generally will be valued based on their market value. All fees and expenses are accrued daily and deducted before the declaration of dividends to investors. Average daily net asset value includes total assets of the Fund minus accrued liabilities. For purposes of calculating the Fund’s management fee, the Fund’s “average daily net assets” shall not include daily net assets attributable to any preferred shares of the Fund that may be outstanding.
PLEASE RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE.
PIF001_SUPP1_032825

Filed pursuant to Rule 424(b)(3)
File No. 333-236669

PIMCO FLEXIBLE CREDIT INCOME FUND

(the “Fund”)

Supplement dated March 28, 2025 to the Fund’s Prospectus and Statement of Additional

Information dated October 31, 2024, each as supplemented from time to time

(respectively, the “Prospectus” and the “SAI”)

This supplement contains information that amends, supplements or modifies certain information contained in the Prospectus and the SAI. This supplement also supersedes any relevant information to the contrary in the Prospectus and the SAI. Capitalized terms used in this supplement have the same meanings as in the Prospectus and SAI, unless otherwise stated herein.

Effective April 1, 2025, the following individuals serve as portfolio managers for the Fund: Daniel J. Ivascyn, Alfred T. Murata, Jamie Weinstein, Jason Steiner, Josh Anderson and Russell Gannaway are collectively responsible for the Fund’s overall investment portfolio, and Jason Duko, Matthew Tuten, Michael Chiao, Vineet Agrawal and Will Dionisio each have responsibilities focused on particular sectors represented in the Fund’s portfolio.

Accordingly, effective April 1, 2025, the first paragraph in the “Investment Manager” section of the Fund’s Prospectus Summary in the Prospectus is deleted in its entirety and replaced with the following:

PIMCO serves as the Investment Manager for the Fund. Subject to the supervision of the Board, PIMCO is responsible for managing the investment activities of the Fund and the Fund’s business affairs and other administrative matters. Daniel J. Ivascyn, Alfred T. Murata, Jamie Weinstein, Jason Steiner, Josh Anderson and Russell Gannaway serve as portfolio managers collectively responsible for the Fund’s overall investment portfolio, and Jason Duko, Matthew Tuten, Michael Chiao, Vineet Agrawal and Will Dionisio each have portfolio management responsibilities focused on particular sectors represented in the Fund’s portfolio.

In addition, effective April 1, 2025, disclosure concerning the Fund’s portfolio managers in the “Management of the Fund—Portfolio Managers” section of the Prospectus is deleted in its entirety and replaced with the following:

The following individuals share responsibility for managing the Fund:

Name	Since	Recent Professional Experience
Daniel J. Ivascyn	Inception

Group Chief Investment Officer and Managing Director, PIMCO. Mr. Ivascyn joined PIMCO in 1998, previously having been associated with Bear Stearns in the asset-backed securities group, as well as T. Rowe Price and Fidelity Investments. He has investment experience since 1992 and holds an MBA in analytic finance from the University of Chicago Graduate School of Business and a bachelor’s degree in economics from Occidental College.

Alfred T. Murata	Inception

Managing Director, PIMCO. Mr. Murata is a portfolio manager and manages income-oriented, multi-sector credit, opportunistic and securitized strategies. Prior to joining PIMCO in 2001, he researched and implemented exotic equity and interest-rate derivatives at Nikko Financial Technologies. He holds a Ph.D. in engineering-economic systems and operations research from Stanford University. He also earned a J.D. from Stanford Law School and is a member of the State Bar of California.

Name	Since	Recent Professional Experience
Jamie Weinstein	November 2020

Managing Director, PIMCO. Mr. Weinstein is a managing director and portfolio manager and leads corporate special situations, focusing on PIMCO’s opportunistic and alternative strategies within corporate credit. Prior to joining PIMCO in 2019, he worked for KKR as a portfolio manager for the firm’s special situations funds and portfolios, which he managed since their inception in 2009. He was also a member of the firm’s special situations, real estate, and India NBFC investment committees and the KKR credit portfolio management committee. Previously, Mr. Weinstein was a portfolio manager with responsibility across KKR’s credit strategies. He has investment experience since 2001 and holds an MBA from Stanford University and a bachelor’s degree in civil engineering and operations research from Princeton University.

Jason Steiner	April 2025

Managing Director, PIMCO. Mr. Steiner is a portfolio manager and leads PIMCO’s multi-sector and asset-based private lending and opportunistic strategies. He is responsible for residential mortgage credit across public and private markets. In addition to his portfolio management responsibilities, he sits on the firm’s Executive Committee and is a member of the PM management committee. Prior to joining PIMCO in 2009, Mr. Steiner spent eight years at Natixis Capital Markets in New York, focusing on trading residential mortgage-backed securities (RMBS). He holds undergraduate degrees in mathematics and computer science from Boston College.

Josh Anderson	April 2025

Managing Director, PIMCO. Mr. Anderson is a portfolio manager on the income team, leads the global asset-backed securities (ABS) portfolio management team and supports PIMCO’s opportunistic strategies. Prior to joining PIMCO in 2003, he was an analyst at Merrill Lynch covering both the residential ABS and collateralized debt obligation sectors and was ranked as one of the top analysts by Institutional Investor magazine. He was previously a portfolio manager at Merrill Lynch Investment Managers. He holds an MBA from the State University of New York, Buffalo.

Russell Gannaway	April 2025

Managing Director, PIMCO. Mr. Gannaway is a member of various investment committees across PIMCO’s alternative credit and private strategies platform. Prior to joining PIMCO in 2009, he served as an associate with JER Partners in New York. He has specialized in commercial real estate and commercial mortgage-backed securities (CMBS), including mezzanine loans, B notes and CMBS B pieces. He holds an undergraduate degree in business administration from the University of Georgia.

Name	Since	Recent Professional Experience
Jason Duko	April 2025

Executive Vice President, PIMCO. Mr. Duko is a portfolio manager focusing on U.S. leveraged finance, including bank loans and collateralized loan obligations (CLOs), high yield, and multi-sector credit strategies. Prior to rejoining PIMCO in 2023, he was at Ares Management, where he was a partner and portfolio manager responsible for managing U.S. bank loan credit strategies. He was at PIMCO from 2011–2018, managing bank loan portfolios and responsible for secondary loan trading across all sectors. Previously, he held roles at Lord Abbett, Nomura Corporate Research and Asset Management (NCRAM), and ING Pilgrim Research. He holds an undergraduate degree in finance from Arizona State University.

Matthew Tuten	April 2025

Executive Vice President, PIMCO. Mr. Tuten is a portfolio manager focusing on commercial mortgage-backed securities (CMBS) and commercial real estate (CRE) investments. Prior to joining PIMCO in 2019, he spent four years managing the CMBS and CRE debt portfolio within the structured products group at Och-Ziff Capital Management in New York. Previously, he spent two years as a CMBS trader at Prosiris Capital Management, after completing the two-year analyst program at RBS in the debt origination group and trading desk. He holds a bachelor of science in economics degree from the Wharton School at the University of Pennsylvania.

Michael Chiao	April 2025

Executive Vice President, PIMCO. Mr. Chiao is a portfolio manager focusing primarily on residential loan investments. Prior to joining PIMCO in 2017, he worked at Fortress Investment Group, focused on non-agency residential mortgage-backed securities (RMBS) and various structured products. Previously, Mr. Chiao spent three years at PIMCO as a portfolio management associate, and he began his career as an analyst in the whole loan trading and securitization group at Countrywide Capital Markets. He holds an undergraduate degree from California State Polytechnic University, Pomona.

Vineet Agrawal	April 2025

Executive Vice President, PIMCO. Mr. Agrawal is a portfolio manager focusing on special situations and private equity investments. Prior to joining PIMCO in 2015, he was a director at the Royal Bank of Scotland, based in Hong Kong, responsible for managing the firm’s $1-billion balance sheet in emerging markets. Prior to that, he was a senior manager in emerging markets at Macquarie in Singapore. He started his career at Goldman Sachs on the proprietary trading desk in Tokyo. He holds an MBA from the Sloan School of Management at the Massachusetts Institute of Technology and an undergraduate degree from the Indian Institute of Technology, Bombay.

Name	Since	Recent Professional Experience
Will Dionisio	April 2025

Senior Vice President, PIMCO. Mr. Dionisio is a portfolio manager focusing on commercial real estate debt investments. Prior to joining PIMCO in 2019, he worked for The Related Companies’ fund management platform where he invested in mezzanine construction loans and was responsible for underwriting, structuring, and closing investments. Previously, Mr. Dionisio worked in J.P. Morgan’s commercial mortgage-backed securities group. He holds an undergraduate degree in business with a concentration in finance from Tulane University’s Freeman School of Business.

Please see the Statement of Additional Information for additional information about other accounts managed by the portfolio managers, the portfolio managers’ compensation and the portfolio managers’ ownership of shares of the Fund.

In addition, effective April 1, 2025, the disclosure in the subsection titled “Portfolio Managers—Other Accounts Managed” in the SAI is deleted in its entirety and replaced with the following:

Other Accounts Managed. The portfolio managers who are collectively responsible for the Fund’s overall investment portfolio, and those with portfolio management responsibilities focused on particular sectors represented in the Fund’s portfolio, also manage the other registered investment companies, other pooled investment vehicles and/or other accounts indicated below. The following table identifies, as of June 30, 2024 (except as noted below): (i) the number of other registered investment companies, pooled investment vehicles and other accounts managed by the portfolio managers (exclusive of the Fund); and (ii) the total assets of such other companies, vehicles and accounts, and the number and total assets of such companies, vehicles and accounts with respect to which the management fee is based on performance.

	Total Number of Other Accounts	Total Assets of All Other Accounts (in $millions)	Number of Other Accounts Paying a Performance Fee	Total Assets of Other Accounts Paying a Performance Fee (in $millions)
Daniel J. Ivascyn
Registered Investment Companies	22	$190,851.25	0	$0.00
Other Pooled Investment Vehicles	23	$110,319.56	10	$19,382.38
Other Accounts	27	$39,606.82	1	$310.49
Alfred T. Murata
Registered Investment Companies	23	$205,614.87	0	$0.00
Other Pooled Investment Vehicles	22	$48,660.99	5	$8,822.39
Other Accounts	5	$2,419.15	0	$0.00

	Total Number of Other Accounts	Total Assets of All Other Accounts (in $millions)	Number of Other Accounts Paying a Performance Fee	Total Assets of Other Accounts Paying a Performance Fee (in $millions)
Jamie Weinstein
Registered Investment Companies	3	$2,329.30	0	$0.00
Other Pooled Investment Vehicles	3	$10,970.18	1	$6,467.18
Other Accounts	0	$0.00	0	$0.00
Jason Steiner[1]
Registered Investment Companies	6	$2,682.25	0	$0.00
Other Pooled Investment Vehicles	22	$20,569.40	9	$12,899.07
Other Accounts	3	$1,136.40	0	$0.00
Josh Anderson[1]
Registered Investment Companies	8	$203,832.77	0	$0.00
Other Pooled Investment Vehicles	17	$17,767.90	11	$12,884.48
Other Accounts	0	$0.00	0	$0.00
Russell Gannaway[1]
Registered Investment Companies	7	$12,785.09	0	$0.00
Other Pooled Investment Vehicles	11	$19,465.07	7	$19,281.79
Other Accounts	1	$553.08	1	$553.08
Jason Duko[1]
Registered Investment Companies	7	$14,399.76	0	$0.00
Other Pooled Investment Vehicles	9	$913.97	0	$0.00
Other Accounts	2	$991.76	0	$0.00
Matthew Tuten[1]
Registered Investment Companies	1	$337.70	0	$0.00
Other Pooled Investment Vehicles	2	$7,343.43	2	$7,343.43
Other Accounts	0	$0.00	0	$0.00
Michael Chiao[1]
Registered Investment Companies	0	$0.00	0	$0.00
Other Pooled Investment Vehicles	0	$0.00	0	$0.00
Other Accounts	0	$0.00	0	$0.00

	Total Number of Other Accounts	Total Assets of All Other Accounts (in $millions)	Number of Other Accounts Paying a Performance Fee	Total Assets of Other Accounts Paying a Performance Fee (in $millions)
Vineet Agrawal[1]
Registered Investment Companies	0	$0.00	0	$0.00
Other Pooled Investment Vehicles	2	$96.03	0	$0.00
Other Accounts	0	$0.00	0	$0.00
Will Dionisio[1]
Registered Investment Companies	0	$0.00	0	$0.00
Other Pooled Investment Vehicles	0	$0.00	0	$0.00
Other Accounts	0	$0.00	0	$0.00

[1]	Information for Messrs. Steiner, Anderson, Gannaway, Duko, Tuten, Chiao, Agrawal and Dionisio is as of February 28, 2025.

In addition, effective April 1, 2025, the disclosure in the subsection titled “Portfolio Managers—Securities Ownership” in the SAI is deleted in its entirety and replaced with the following:

To the best of the Fund’s knowledge, the table below shows the dollar range of shares of the Fund beneficially owned as of June 30, 2024 (except as noted below) by the portfolio managers of the Fund. The information is as of Investment Advisers Act of 1940, as amended (the “Advisers Act”).

Name of Portfolio Manager	Dollar Range of Equity Securities in the Fund
Daniel J. Ivascyn	Over $1,000,000
Alfred T. Murata	$500,001 - $1,000,000
Jamie Weinstein	$100,001 - $500,000
Jason Steiner[1]	None
Josh Anderson[1]	None
Russell Gannaway[1]	None
Jason Duko[1]	None
Matthew Tuten[1]	None
Michael Chiao[1]	None
Vineet Agrawal[1]	None
Will Dionisio[1]	None

[1]	Information for Messrs. Steiner, Anderson, Gannaway, Duko, Tuten, Chiao, Agrawal and Dionisio is as of February 28, 2025.

PLEASE RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE.

PIF001_SUPP2_032825